VOTING AGREEMENT
          THIS VOTING AGREEMENT (this “Agreement”) made and entered into as of June 27, 2008, by and among Allied World Assurance Company Holdings, Ltd, a Bermuda company (“Parent”), Allied World Merger Company, a Delaware corporation and a wholly owned subsidiary of Parent (“MergerCo”), and Alleghany Insurance Holdings, LLC (“Stockholder”), a Delaware limited liability company and wholly owned subsidiary of Alleghany Corporation, a Delaware corporation (“Stockholder Parent”).
          WHEREAS, Darwin Professional Underwriters, Inc., a Delaware corporation (the “Company”), Parent and MergerCo are entering into an Agreement and Plan of Merger dated the date hereof (the “Merger Agreement”), providing for the merger of MergerCo with and into the Company, with the Company continuing as the surviving corporation (the “Merger”); and
          WHEREAS, Stockholder owns approximately 9,371,096 shares (the “Shares”) of Common Stock, par value $0.01 per share of the Company (“Company Common Stock”).
          NOW, THEREFORE, in consideration of the execution and delivery by Parent of the Merger Agreement and the mutual covenants, conditions and agreements contained herein and therein, the parties agree as follows:
ARTICLE 1 — AGREEMENTS
          1.01 Voting Agreements.
          (A) During the Term (as defined below) at any meeting of stockholders of the Company or at any adjournment or postponement thereof at which a vote in favor of the Merger Agreement is sought, Stockholder shall vote (or cause to be voted) a number of shares of Company Common Stock equal to forty percent (40%) of the shares of Company Common Stock outstanding and entitled to vote as of the relevant meeting of stockholders in favor of the adoption of the Merger Agreement. On the date that is three (3) Business Days prior to the date of the applicable meeting of stockholders of the Company (or the applicable adjournment or postponement thereof), Stockholder shall deliver and grant a revocable proxy to the proxyholders named in the Company’s proxy card (the “Proxyholders”) granting the Proxyholders the power and authority to vote the number of Stockholder’s shares of Company Common Stock that is equal to forty percent (40%) of the shares of Company Common Stock outstanding and entitled to vote as of the relevant meeting of stockholders in favor of the adoption of the Merger Agreement as contemplated by this Section 1.01(A) and Stockholder shall not, during the Term, amend, withdraw, revoke, alter, modify or change such proxy at any time prior to the date of such meeting of stockholders of the Company (or such adjournment or postponement thereof); provided, however, that Stockholder may amend, withdraw, revoke, alter, modify or change such proxy if such meeting (or the applicable adjournment or postponement thereof) is postponed or adjourned for a date more than three (3) Business Days after such amendment, withdrawal, revocation, alteration, modification, or change; provided, further, however, that notwithstanding any such amendment, withdrawal, revocation, alteration, modification, or change, Stockholder’s obligations pursuant to this Section 1.01(A) (and the exceptions to those obligations) shall apply, during the Term, with respect to any meeting convened following such a postponement, or reconvened following such an adjournment, at which a vote in favor the Merger Agreement is sought.
          (B) During the Term at any meeting of stockholders of the Company or at any adjournment or postponement thereof, in any action by written consent of the stockholders of the Company, or in any other circumstances upon which the vote, consent or other approval of the Stockholder is sought, Stockholder shall vote (or cause to be voted) the Shares (i) notwithstanding Section 1.03 of this Agreement, against any Company Acquisition Proposal; and (ii) against any other proposal or action that could reasonably be expected to impede, interfere with, delay or postpone the Merger or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company Charter or Company Bylaws).
          1.02 Transfers. During the Term, Stockholder shall not (i) sell, transfer, pledge, assign, or otherwise dispose of (including by gift) (collectively, “Transfer”), or consent to any Transfer of, any Shares or any interest therein, except pursuant to the Merger, or (ii) except as does not prohibit compliance with this Agreement, grant any proxy, power-of-attorney or other voting authorization in or with respect to the Shares or deposit the Shares into a voting trust or enter into a voting agreement or voting arrangement with respect to the Shares.
          1.03 No Solicitation. During the Term, Stockholder shall not take any action prohibited by Section 7.03(a) of the Merger Agreement that would be prohibited if it were a representative of the Company other than at a time that the Company has informed Stockholder that the Company or its representative or the Company Board is permitted to take such actions under Section 7.03(a). Notwithstanding any other provisions of this Agreement (including Section 1.02 and this Section 1.03), Stockholder may enter into any agreement with respect to a Company Acquisition Proposal concurrently with the Company entering into an agreement with respect to such Company Acquisition Proposal; provided, however, that the Company has deemed such Company Acquisition Proposal to be a Company Superior Proposal.
          1.04 Ownership. Neither Parent, MergerCo, nor any of their respective subsidiaries was, prior to the execution hereof, or will become, nor will Parent or MergerCo, or any of their respective subsidiaries cause any of such entities’ respective “Affiliates” to become, prior to the Merger Effective Time, a “10% Stockholder” (as those terms are defined in Article EIGHTH of the Restated Certificate of Incorporation of Stockholder Parent (“Article EIGHTH”)). Neither Parent, MergerCo, nor any of their respective subsidiaries was, prior to the execution hereof, or will become, nor will Parent or MergerCo, or any of their respective subsidiaries cause any of such entities’ respective “affiliates” or “associates” to become, prior to the Merger Effective Time, an “interested stockholder” of Stockholder Parent (as those terms are defined in Section 203 of the DGCL (“Section 203”)). Parent and MergerCo acknowledge that if (i) Parent, MergerCo, any of their respective subsidiaries, or any of such entities’ Affiliates were, prior to the date hereof, or become a 10% Stockholder or (ii) Parent, MergerCo, any of their respective subsidiaries, or any of such entities’ affiliates or associates were, prior to the date hereof, or become an interested stockholder of Stockholder Parent, in each case prior to the Merger Effective Time, the restrictions contained in Article EIGHTH or Section 203, respectively, could come into effect such that the Stockholder Parent could not cause the Stockholder to take the actions contemplated by Section 1.01(A) without approval by the stockholders of Stockholder Parent, in which case it shall not be a breach of this Agreement if Stockholder does not take the actions contemplated by Section 1.01(A).
ARTICLE 2 — REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER
          2.01 Authority Relative to this Agreement. Stockholder has all necessary limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Stockholder have been duly and validly authorized by all necessary limited liability company action on the part of Stockholder, and no other limited liability company proceedings on the part of Stockholder are necessary to authorize this Agreement or to perform the obligations hereunder. This Agreement has been duly executed and delivered by, and (assuming the due authorization, execution and delivery by Parent and MergerCo) constitutes a legal, valid and binding Agreement of, Stockholder, enforceable against Stockholder in accordance with these terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or other Laws, now or hereafter in effect, relating to or affecting creditors’ rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) (collectively, the “Enforceability Exceptions”).
          2.02 No Conflict. Assuming compliance with Section 1.04, neither the execution and delivery of this Agreement nor the performance by Stockholder of its obligations hereunder will result in a violation of, or a default under, or conflict with, (A) any provision of its certificate of incorporation, bylaws or limited liability company agreement or (B) any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which such Stockholder is a party or bound or to which the Shares are subject, except, in the case of clause (B), as would not prevent, delay or otherwise materially impair such Stockholder’s ability to perform its obligations hereunder. Assuming compliance with Section 1.04, execution, delivery and performance of this Agreement by Stockholder will not violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Stockholder or the Shares, except (x) for any reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby or (y) as would not reasonably be expected to prevent, delay or otherwise materially impair Stockholder’s ability to perform its obligations hereunder.
          2.03 Title to Shares. Stockholder is the beneficial owner and record owner of the Shares. Stockholder does not beneficially own any securities convertible into or exercisable for any shares of Company Common Stock or any other securities of the Company having voting rights other than the Shares. Stockholder has the sole right and power to vote such shares, and no other Person has the right and power to vote such shares on all matters submitted to holders of shares of Company Common Stock. The Shares are held by Stockholder, or by a nominee or custodian for the benefit of Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances or limitations of voting rights whatsoever, except for any such encumbrances arising hereunder or as would not reasonably be expected to prevent, delay or otherwise materially impair Stockholder’s ability to perform its obligations hereunder.

ARTICLE 3 — REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO
          3.01 Authority Relevant to this Agreement. Each of Parent and MergerCo has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement by Parent and MergerCo have been duly and validly authorized by all necessary corporate action on the part of Parent and MergerCo, and no other corporate proceedings on the part of either of Parent or MergerCo are necessary to authorize this Agreement or to perform the obligations hereunder. This Agreement has been duly executed and delivered by, and (assuming the due authorization, execution and delivery by Stockholder) constitutes a legal, valid and binding Agreement of, Parent and MergerCo, enforceable against Parent and MergerCo in accordance with these terms, except as such enforcement may be subject to or limited by the Enforceability Exceptions.
          3.02 No Conflict. Neither the execution and delivery of this Agreement nor the performance by Parent and MergerCo of their obligations hereunder will result in a violation of, or default under, or conflict with (A) any provision of either such parties’ memorandum of association, certificate of incorporation, bylaws or byelaws or (B) any contract, trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Parent or MergerCo is a party or bound except, in the case of clause (B), as would not prevent, delay or otherwise materially impair the ability of Parent or MergerCo to perform its obligations hereunder. Execution, delivery and performance of this Agreement by Parent and MergerCo will not violate, or require any consent, approval or notice under, any provision of any judgment, order, decree, statute, law, rule or regulation applicable to Parent or MergerCo except (x) for any reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby or (y) as would not reasonably be expected to prevent, delay or otherwise materially impair such party’s ability to perform its obligations hereunder.
ARTICLE 4 — MISCELLANEOUS
          4.01 Capacity. Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of the Shares and nothing herein shall limit or affect any actions taken by Stockholder or any of its Affiliates or associates in the capacity of director or officer of the Company, and no such person who is or becomes during the term hereof a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such person’s capacity as a director or officer.
          4.02 Termination. This Agreement, and all rights and obligations of the parties hereunder, shall terminate upon (and shall only be effective from the date hereof until) the first to occur of (a) the Merger Effective Time, (b) the date upon which the Merger Agreement is terminated in accordance with its terms, (c) the date of an Adverse Recommendation Change, (d) unless consented to by Stockholder, the date of any amendment to the Merger Agreement that is materially adverse to the Company, its stockholders or Stockholder (including, without limitation, any decrease in or change in the form of the consideration to be paid to stockholders or the addition of any material obligation or liability on the part of the Company or its stockholders) (such period from the date hereof until such termination is referred to herein as the “Term”); provided, however, that notwithstanding the foregoing, this Article IV shall survive any termination of this Agreement.
          4.03 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by prepaid overnight courier (providing proof of delivery), by facsimile or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or facsimile numbers (or at such other address for a party as shall be specified by like notice):
if to Parent or MergerCo:
Allied World Assurance Company Holdings, Ltd
27 Richmond Road
Pembroke HM 08, Bermuda
Facsimile No.: 441-295-5117
Attention: Wesley D. Dupont, General Counsel
with a copy to:
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
Facsimile No: 212-728-9763
Attention: Steven A. Seidman, Esq.
if to Stockholder:
Alleghany Insurance Holdings, LLC
7 Times Square Tower
New York, NY 10036
Facsimile No: 212-759-8149
Attention: Robert M. Hart, Senior Vice President, Secretary & General Counsel
with a copy to:
Morris, Nichols, Arsht & Tunnell LLP
1201 N. Market Street
P.O. Box 1347
Wilmington, DE 19899-1347
Facsimile No.: (302) 658-3989
Attention: Frederick H. Alexander, Esq.

          4.04 Forum. Except as set out below, each of the Parent, MergerCo and Stockholder hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the courts of the State of Delaware or any court of the United States located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereto agrees, (i) to the extent such party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such party’s agent for acceptance of legal process, and (ii) that service of process may also be made on such party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (i) or (ii) above shall have the same legal force and effect as if served upon such party personally within the State of Delaware.
          4.05 Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Capitalized terms used but not defined herein shall have the meaning set forth in the Merger Agreement.
          4.06 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
          4.07 Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties with respect to the subject matter hereof, and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.
          4.08 Governing Law. All disputes, claims or controversies arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.
          4.09 Amendment. No amendment, modification or waiver in respect of this Agreement shall be effective against any party unless it shall be in writing and signed by such party.
          4.10 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

          4.11 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the parties without the prior written consent of the other parties. Any assignment in violation of the foregoing shall be void.
          4.12 Further Assurances. Stockholder shall, without further consideration, and at its own expense, from time to time, perform such further acts and execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may request for the purpose of effectuating the matters covered by this Agreement or that are necessary to vest in Parent the power to carry out and give effect to the provisions of this Agreement; provided, however, that in no event shall the Stockholder be required to incur expenses in excess of $50,000 pursuant to this Section 4.12.
          4.13 Certain Events. In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting the Company Common Stock or other voting securities of the Company, the number of Shares shall be deemed adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional shares of Company Common Stock or other securities of the Company issued to or acquired by Stockholder.
          4.14 Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.
          4.15 Specific Performance. The parties hereto agree that, in the event any provision of this Agreement is not performed in accordance with the terms hereof, (a) the non-breaching party will sustain irreparable damages for which there is not an adequate remedy at law for money damages and (b) the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity, including an injunction restraining such breach or threatened breach.
          4.16 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Parent, MergerCo and Stockholder have caused this Agreement to be duly executed and delivered as of the date first written above.

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD

By:	/s/ Scott A. Carmilani

Name: Scott A. Carmilani
Title: President and Chief Executive Officer

By:	/s/ Wesley D. Dupont

Name: Wesley D. Dupont
Title: Senior Vice President, General Counsel & Secretary

ALLIED WORLD MERGER COMPANY

By:	/s/ Scott A. Carmilani

Name: Scott A. Carmilani
Title: President

By:	/s/ Wesley D. Dupont

Name: Wesley D. Dupont
Title: Secretary

ALLEGHANY INSURANCE HOLDINGS, LLC

By:	/s/ Weston Hicks

Name: Weston Hicks
Title: Chief Executive Officer